UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13 a -16 OR 15 d -16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

This Report on Form 6-K is being filed to make the following editorial corrections to the Earnings Report as of September 30, 2020 filed as Exhibit 99.1 to Deutsche Bank AG’s Report on Form 6-K dated October 28, 2020. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-226421 of Deutsche Bank AG.

(i) On page 15 of the Earnings Report, the paragraph under “Equity” is hereby corrected to change “€ 68 million” in the first sentence to “€ 30 million” and to change “€ 348 million” in the second sentence to “€ 310 million”, so that the entire paragraph as corrected reads as follows:

“Total equity as of September 30, 2020 remained virtually unchanged, up by € 30 million compared to December 31, 2019. This change was driven by a number of factors which altogether had an offsetting effect, including the issuance of new additional equity components (Additional Tier 1 securities, treated as equity according to IFRS) of € 1.2 billion on February 11, 2020, the net income attributable to Deutsche Bank shareholders of € 310 million and unrealized net gains of financial assets at fair value through other comprehensive income of € 161 million, net of tax. These factors were almost offset by losses from foreign currency translation of € 1.2 billion, net of tax, mainly resulting from the weakening of the U.S. dollar against the Euro, as well as coupons paid on additional equity components of € 349 million and remeasurement losses related to defined benefit plans of € 48 million, net of tax.”

(ii) On page 16 of the Earnings Report, the third sentence in the first paragraph under “Sustaining revenue growth in our Core Bank” is hereby corrected to change the text reading “Revenues in our Core Bank of € 18.7 billion in the third quarter of 2020 increased by 8 % compared to the prior year quarter” to read as follows:

“Revenues in our Core Bank of € 18.7 billion in the first nine months of 2020 increased by 7 % compared to the same period of last year.”

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

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By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2019 Annual Report on Form 20-F, which was filed with the SEC on March 20, 2020, on pages 13 through 47 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of Non-GAAP Financial Measures

This report and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

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Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
Profit (loss) attributable to Deutsche Bank shareholders, Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon, Adjusted profit (loss) before tax	Profit (loss) before tax
Revenues excluding specific items	Net revenues
Adjusted costs, Adjusted costs excluding transformation charges, Adjusted costs excluding transformation charges and expenses associated with the transfer of the Prime Finance business to BNP Paribas	Noninterest expenses
Net assets (adjusted)	Total assets
Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)
Post-tax return on average shareholders’ equity (based on Net income attributable to Deutsche Bank shareholders)	Post-tax return on average shareholders’ equity
Post-tax return on average tangible shareholders’ equity	Post-tax return on average shareholders’ equity
Tangible book value per basic share outstanding, Book value per basic share outstanding	Book value per share outstanding

For descriptions of non-GAAP financial measures and the adjustments made to the most directly comparable financial measures under IFRS, please refer to (i) the section “Non-GAAP financial measures” of Exhibit 99.1 to the Report on Form 6-K dated October 28, 2020 and (ii) the section “Supplementary Information (Unaudited): Non-GAAP Financial Measures” on pages 431 through 439 of our 2019 Annual Report (which constitutes a part of our 2019 Annual Report on Form 20-F).

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When used with respect to future periods, our non-GAAP financial measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.

Regulatory fully loaded measures

Our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes and set forth throughout this report under the regulation on prudential requirements for credit institutions and investment firms (“CRR”) and the Capital Requirements Directive (“CRD”) implementing Basel 3, which were published on June 27, 2013 and which apply on and after January 1, 2014. CRR/CRD provides for “transitional” (or “phase-in”) rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets. Unless otherwise noted, our CRR/CRD solvency measures set forth in this document reflect these transitional rules. We also set forth in this report such CRR/CRD measures on a “fully loaded” basis, reflecting full application of the final CRR/CRD framework without consideration of the transitional provisions under CRR/CRD, except as described in respect of the applicable measure. Measures calculated pursuant to our fully loaded methodology are non-GAAP financial measures.

We believe that these “fully loaded” calculations provide useful information to investors as they reflect our progress against the regulatory capital standards and as many of our competitors have been describing calculations on a “fully loaded” basis. As our competitors’ assumptions and estimates regarding “fully loaded” calculations may vary, however, our “fully loaded” measures may not be comparable with similarly labelled measures used by our competitors.

For descriptions of these fully loaded CRR/CRD measures and the differences from the most directly comparable measures under the CRR/CRD transitional rules, please refer to (i) the sections “Risk information” and “Non-GAAP financial measures: Regulatory fully loaded measures” of Exhibit 99.1 of the Report on Form 6-K dated October 28, 2020, (ii) the section “Management Report: Risk Report: Risk and Capital Performance: Capital, Leverage Ratio, TLAC and MREL” on pages 97 through 111 of our Annual Report 2019, in particular the subsections thereof entitled “Development of Own Funds”, “Development of Risk-Weighted Assets” and “Leverage Ratio”, and (iii) the section “Supplementary Information (Unaudited): Non-GAAP Financial Measures: Regulatory fully loaded measures” on page 439 of our Annual Report 2019.

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When used with respect to future periods, our fully loaded CRR/CRD measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable transitional CRR/CRD measures that would correspond to these fully loaded CRR/CRD measures for future periods. In managing our business with the aim of achieving targets based on fully loaded CRR/CRD measures, the relation between the fully loaded and transitional measures will depend upon, among other things, management action taken in light of future business, economic and other conditions.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: October 29, 2020

By: /s/ Andreas Lötscher
Name: Andreas Lötscher
Title:Managing Director

By: /s/ Mathias Otto
Name: Mathias Otto
Title:Managing Director and Senior Counsel

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